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                                                                    EXHIBIT 99.3





Dear Valued Customer:

At your request, we have enclosed the Prospectus highlighting LNBB Direct, our new stock purchase and dividend reinvestment plan. LNBB Direct ("the Plan") is a convenient way to invest in LNB Bancorp, offering you the opportunity to buy LNB Bancorp common shares without going through a stockbroker and without paying brokerage commissions, even if you are not currently an LNB shareholder. Among other advantages, the new Plan enables you to automatically increase your ownership stake in LNB Bancorp on a regular basis.

The enclosed Prospectus provides complete details of the Plan in an easy-to-read format. We recommend that you read the Prospectus carefully and that you retain it for future reference. It should answer most questions you have; however, if you have additional questions, please address them to:

                         Registrar and Transfer Company
                         Direct Purchase/DRP Department
                                10 Commerce Drive
                             Cranford, NJ 07016-3572
                            Telephone: 1-800-368-5948

If you wish to enroll in the Plan, simply complete the enclosed enrollment form and return it in the envelope provided. Thank You.

Sincerely,